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Annual Statement as to Compliance
For the Year Ended December 31, 2007
M o r g a n S t a n l e y C a p i t a l I I n c .
Series 2007- IQ15
Pursuant to Section 13.9 of the Pooling and Servicing Agreement governing the referenced transaction, I hereby attest that:
A review of the activities of Capmark Finance Inc. as Master Servicer during the period, and of its performance under this Pooling and Servicing
Agreement, has been made under my supervision.
ii. To the best of my knowledge, based on such review, Capmark Finance
Inc. as Master Servicer, has fulfilled in all material respects its obligations under this Pooling and Servicing Agreement throughout the period.
Capmark Finance Inc,
/s/ Mark E. McCool
B y : M a r k E , M c C o o l
Title: Managing Director
Date: February 20, 2008